

February 16, 2011

Jeremy R. Mork
President
China Highlands Limited
4519 Admiralty Way, Suite A
Marina del Rey, California 90292

>   **Re: China Highlands Limited**
>   **Registration Statement on Form 10-12G**
>   **Amended February 1, 2011**
>   **File No. 000-54100**

Dear Mr. Mork:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your registration statement, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-12G

Risks Related to Doing Business in China . . . , page 12

1.   Please expand your response to prior comment 7 to tell us what you did to ensure that you have a reasonable basis for your conclusion that there is no need to disclose a material risk that individual investors would be required to pay taxes to government entities in China if you were to determined to be a resident enterprise in China.

Conflicts of Interest, page 18

2.   Please tell us why you did not discuss the relationship of Millennium Group, Inc. and Matches, Inc. in your response to prior comment 12. For example, we note Exhibit 2 to the Form 8-K filed by Matches, Inc. on December 22, 2010.

3.   Please disclose the substance of the last three sentences in response 12 of your letter to us dated January 28, 2011 that you provided in response to prior comment 13.

4.   Please expand your response to prior comment 14 to tell us how you considered the BVI Business Companies Act, 2004, in your legal analysis in support of your response that you are not considered a wholly owned subsidiary of a holding company.

Item 15. Financial Statements and Exhibits, page 43

5.   We will continue to evaluate your response to prior comment 16 after the amendments to your exhibits are effective.

Exhibit 3.1

6.   Please reconcile the number of preferred shares mentioned in section 6.1 of this exhibit with the number disclosed in the description of your preferred stock on page 20 of your registration statement.

Form 10-Q for the fiscal quarter ended December 31, 2010

Forward Looking Statement Notice, page F-6

7.   We reissue prior comment 19. For example, we continue to note the parenthetical clause in the first sentence of your disclosure in this section.

Description of Business, page F-7

8.   We reissue prior comment 15. For example, we note your disclosure in the last sentence of the first paragraph of this section that your Form 10 registration statement "has not been declared effective as of November 15, 2010."

Item 4. Controls and Procedures, page F-10

Evaluation of Disclosure Controls and Procedures, page F-10

9.   Please refer to prior comment 20. We do not see where you have provided the requested information. As such, we reissue our prior comment 20 in its entirety. Please provide the requested supplemental information and confirm in writing that you will include the requested additional disclosure in future filings:

- Please tell us the nature of the material weakness in your internal control over financial reporting at September 30, 2010. Please tell us how the identified material weakness in your internal controls over financial reporting was considered in concluding that disclosure controls and procedures are effective at September 30, 2010.

- In future filings, please also discuss the nature of any material weakness, the impact of any material weakness on your evaluation of disclosure controls and procedures and management's plans, if any, to remediate any material weaknesses.

10. As a related matter, we note that in your December 31, 2010 evaluation of your disclosure controls and procedures, you disclose that there have been no changes that have materially affected or are reasonably likely to materially affect your internal controls. Given that you identified a material weakness in your September 30, 2010 evaluation of your disclosure controls and procedures and that material weakness does not exist at December 31, 2010, it would appear as though you have made a change that materially affected your internal controls over financial reporting. Please advise.

Signatures, page F-12

11. We note that the signature on page F-12 is dated February 14, 2010. Please amend to provide a current signature.

Letter Submitted January 25, 2011

12. We note your response to prior comment 2. Please provide a statement from the company that includes the acknowledgments contained in the penultimate paragraph of this comment letter. We note that the acknowledgments in the letter submitted on January 25, 2011 were made by Jeremy Mork rather than by the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Jehu Hand — Hand & Hand PC